

Mail Stop 6010

December 17, 2007

VIA U.S. MAIL AND FACSIMILE (011.81.66.908.2351)

Mr. Makoto Uenoyama
Principal Financial Officer
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma
Kadoma-shi
Osaka 571-8501, Japan

> **Re:** **Matsushita Electric Industrial Co., Ltd.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed August 30, 2007**
> **File No. 001-06784**

Dear Mr. Uenoyama:

We have reviewed your response letter dated November 30, 2007 and filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Operating and Financial Review and Prospects, page 31

A. Operating Results, page 31

Key Performance Indicators, page 34

1.	Please refer to prior comments 3 and 4. Under Item 10(e) of Regulation S-K you should present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Currently the table on page 34 does not include a presentation of the most directly comparable GAAP measures. The most directly comparable GAAP measures are only shown via the reconciliation tables on pages 35 and 36. Please revise future filings so that the comparable measures are presented with equal or greater prominence each time you refer to these non-GAAP measures.

Financial Statements, page 104

Note 4. Investments in and Advances to, and Transactions with Associated Companies, page 122

2.	Please refer to prior comment 19. We note that your equity investment in MTPD meets the requirement to provide audited financial statements under Rule 3-09 of Regulation S-X for fiscal 2006 and unaudited financial statements for 2005. Please amend the filing to provide these financial statements, or tell us why they are not required.

Form 6-K for the Month of July 2007

3.	Please refer to prior comment 29. Because you include 'operating profit' as calculated under Japanese reporting practices in a set of financial statements represented as being presented under U.S. GAAP, we continue to believe that you should revise future filings to remove this line item and to only reflect amounts that are presented in accordance with U.S. GAAP. If you believe that presentation of an amount for 'operating profit' as calculated under Japanese reporting practices is important, then you may disclose this amount outside of the financial statements presented in accordance with U.S. GAAP as long as you also comply with Regulation G. Refer to Section II.A.3.a of Regulation G.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief